Exhibit 99.1

[Letterhead of Jumia Technologies AG]

Record Date for

Extraordinary Shareholders Meeting

Berlin, February 8, 2021 – Jumia Technologies AG (“Jumia”), the leading pan-African e-commerce platform, announced that it intends to hold an extraordinary shareholders meeting on or about March 11, 2021. The Management Board, together with the Supervisory Board, intend to propose to Jumia’s shareholders to replenish the authorized capital, to renew the contingent capital and to renew the authorization to rely on the simplified exclusion of subscription rights in connection with the issuance of shares and/or equity-linked instruments in the future.

Holders of American depositary shares (the “ADSs”) issued by The Bank of New York Mellon, as depositary of the ADSs (the “Depositary”), and representing Jumia’s ordinary shares as of close of business on Thursday, February 18, 2021 (New York time) (the “Record Date”), will be able to instruct the Depositary as to how to vote the ordinary shares represented by such ADSs. Upon the timely receipt of a properly completed ADS voting instruction card, the Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the extraordinary shareholders meeting the amount of ordinary shares represented by the ADSs in accordance with the instructions set forth in the ADS voting instruction card.

Details, including the agenda and location of Jumia’s extraordinary shareholders meeting, will be set out in the invitation for the extraordinary shareholders meeting to be issued in due course. Holders of Jumia’s ADSs as of the Record Date will be provided with the proxy materials in due course.

About Jumia

Jumia is the leading pan-African e-commerce platform. Jumia’s platform consists of its marketplace, which connects sellers with consumers, its logistics service, which enables the shipment and delivery of packages from sellers to consumers, and its payment service, which facilitates transactions among participants active on our platform in selected markets.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this release include, but are not limited to, statements concerning the intention to hold and extraordinary shareholders meeting and the intended subject matter of this extraordinary shareholders meeting. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause actual outcomes and results to differ materially from those contemplated or implied by the forward-looking statements, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission on April 3, 2020 and as amended on July 8, 2020. Forward-looking statements speak only as of the date the statements are made and are based on information available to Jumia at the time those statements are made and / or management’s good faith belief as of that time with respect to future events. Jumia assumes no obligation to update forward-looking statements to reflect events or circumstances after the date that they were made, except as required by law.

Contacts

Safae Damir

Head of Investor Relations

investor-relations@jumia.com

Abdesslam Benzitouni

Head of PR and Communications

press@jumia.com